Exhibit 4.29
SEPARATION AGREEMENT
     This Separation Agreement (the “Agreement”) is effective as of August 16, 2007, by and between James Stewart (“Employee”) and Avago Technologies Limited, a company organized under the laws of Singapore (the “Company”), with reference to the following facts:
          A. Employee’s status as an employee and/or officer of Avago Technologies U.S. Inc., a subsidiary of the Company (“Avago U.S.”), the Company and any subsidiary or other affiliate of the Company will end due to termination of such employment or office effective on December 1, 2007.
          B. Employee and the Company desire to assure a smooth and effective transition of Employee’s duties to his successor and to wind-up their employment relationship amicably.
          NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:
          1. Termination Date. Employee acknowledges that his status as an employee and/or officer of Avago U.S., the Company and any subsidiary or other affiliate of the Company shall end due to his voluntary resignation from such employment or office on December 1, 2007 (the “Termination Date”). Employee hereby agrees to execute any document necessary to give effect to the preceding sentence.
          2. Termination Payments. The Company shall cause Avago U.S. to continue to pay to Employee his base salary at the rate of $287,052 per annum (“Base Salary”) through the Termination Date in accordance with Avago U.S.’s normal payroll practices. On the Termination Date, the Company shall cause Avago U.S. to pay to Employee any accrued but unpaid Base Salary and Flexible Time Off in accordance with Avago U.S.’s normal termination pay procedures.
          3. Separation Payments and Benefits. Without admission of any liability, fact or claim, the Company hereby agrees, subject to the execution hereof by both parties, Employee’s continuing performance of his obligations pursuant to this Agreement (including best efforts to ensure an orderly transition to his successor), and that certain Agreement Regarding Confidential Information and Proprietary Development between the Company and Employee dated as of November 14, 2005, (the “ARCIPD”) and Employee executing within twenty-one (21) days of the Termination Date and failing to revoke during the applicable revocation period, if any, a general release of all claims against the Company and its affiliates in a form acceptable to the Company (the “Release”), and subject to approval of the Board of Directors, to provide Employee severance benefits as follows:
          (a) Target Bonus. The Company shall cause Avago U.S. to pay to Employee $114,400, which represents Employee’s forty percent (40%) target bonus opportunity for fiscal year 2007, payable in a single cash lump sum on, or as soon as administratively practicable following, the date the Release becomes no longer subject to revocation;
          (b) Equity.
          i. Roll-Over Options. The Company and Employee acknowledge that, subject to the terms of the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, as amended from time to time (the “Equity Incentive Plan”), Employee was granted roll-over options to purchase an aggregate of

133,333 ordinary shares of the Company at $1.25 per share on December 1, 2005 (the “Roll-Over Options”). The Company and Employee agree that the Roll-Over Options are fully vested. The Company shall pay to Employee a cash lump sum in the amount calculated by multiplying 133,333 times the result of subtracting (A) $1.25 from (B) the per share fair market value of the ordinary shares of the Company as of the Termination Date, as determined by the Company in its sole discretion, payable on, or as soon as administratively practicable following, the date the Release becomes no longer subject to revocation. Once the payment to Employee contemplated by this Section 2(b)(i) has been made by the Company, Employee agrees that he shall have no further right, title or interest in any Roll-Over Options or the ordinary shares of the Company underlying such options, the Equity Incentive Plan (with respect to such options) and any other agreements entered into with respect thereto
          ii. Granted Options. The Company and Employee acknowledge that, subject to the terms of the Equity Incentive Plan, Employee was granted options to purchase an aggregate of 366,667 ordinary shares of the Company at $5.00 per share on December 1, 2005 (the “Granted Options”). The Company and Employee agree that, provided Employee does not exercise any of the Granted Options prior to the Termination Date, the Granted Options shall become vested, to the extent necessary, with respect to forty percent (40%) of the ordinary shares subject thereto (the “Vested Granted Options”), as of the Termination Date. The Company shall pay to Employee a cash lump sum in the amount calculated by multiplying 146,665 times the result of subtracting (A) $5.00 from (B) the per share fair market value of the ordinary shares of the Company as of the Termination Date, as determined by the Company in its sole discretion, payable on, or as soon as administratively practicable following, the date the Release becomes no longer subject to revocation. As of the Termination Date, the Granted Options which are not Vested Granted Options shall be cancelled for no consideration. Once payment to Employee contemplated by this Section 2(b)(ii) has been made by the Company, Employee agrees that he shall have no further right, title or interest in any Granted Options or the ordinary shares of the Company underlying such options, the Equity Incentive Plan (with respect to such options) and any other agreements entered into with respect thereto.
          (c) Taxes. Employee understands and agrees that all payments under this Agreement will be subject to appropriate tax withholding and other deductions, as and to the extent required by law. To the extent any taxes may be payable by Employee for the benefits provided to him by this Agreement beyond those withheld by the Company, Employee agrees to pay them himself and to indemnify and hold the Company and the other entities released herein harmless for any tax claims or penalties, and associated attorneys’ fees and costs, resulting from any failure by him to make required payments.
          (d) Sole Separation Benefit. Employee agrees that the payments provided by this Agreement are not required under the Company’s normal policies and procedures and are provided as a severance solely in connection with this Agreement. Employee further acknowledges and agrees that the payments referenced in this Agreement constitute adequate and valuable consideration, in and of themselves, for the promises contained in this Agreement.
          4. Full Payment; Termination of Employment Agreement; Survival. Employee acknowledges that the payment and arrangements herein shall constitute full and complete satisfaction of any and all amounts properly due and owing to Employee as a result of his employment with the

Company and any subsidiary or affiliate of the Company, and the termination thereof. Nothing in this Agreement shall diminish the obligations of Employee under the ARCIPD.
          5. Non-Solicitation.
          (a) Non-Solicitation. For the period beginning as of the date of this Agreement and ending on the twelve month anniversary of the Termination Date (the “Restricted Period”), Employee shall not, either directly or indirectly and shall not permit any Covered Entity (as defined below) which is Controlled (as defined below) by Employee to, either directly or indirectly, (A) solicit, or take any other action that is intended to solicit, the business of any customers of the Company or any subsidiary or affiliate of the Company, (B) solicit, take away, or attempt to solicit or take away (either on such Employee’s behalf or on behalf of any other person or entity) any person (1) who is then an employee of the Company or any subsidiary or affiliate of the Company, or (2) who has terminated his or her employment with the Company or any subsidiary or affiliate of the Company within the six (6) months preceding such solicitation or other action, or (C) entice or solicit or attempt to induce, solicit or influence (either on such Employee’s behalf or on behalf of any other person or entity) any employee of the Company or any subsidiary or affiliate of the Company to terminate or otherwise leave their employment with the Company or any subsidiary or affiliate of the Company. Additionally, during the Restricted Period, Employee shall not, either directly or indirectly and shall not permit any Covered Entity which is Controlled by Employee to, either directly or indirectly, hire or attempt to hire (either on such Employee’s behalf or on behalf of any other person or entity) any person (1) who is then an employee of the Company or any subsidiary or affiliate of the Company, or (2) who has terminated his or her employment with the Company or any subsidiary or affiliate of the Company within the six (6) months preceding such hiring.
          (b) Enforcement; Remedies. Employee hereby agrees and acknowledges that the Company has a valid and legitimate business interest in protecting the Business in the Territory from any activity prohibited by this Section 5. Employee acknowledges that Employee’s expertise in the Business is of a special and unique character which gives this expertise a particular value, and that a breach of the covenants in this Section 5 by Employee will cause serious and irreparable harm to the Company. Employee therefore acknowledges that a breach of the covenants in this Section 5 by Employee cannot be adequately compensated in an action for damages at law, and equitable relief would be necessary to protect the Company from a violation of this Agreement and from the harm which this Agreement is intended to prevent. By reason thereof, Employee acknowledges that the Company is entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary and permanent injunctive and other equitable relief to prevent or curtail any breach of this Agreement without any requirement to prove actual damages or post a bond. Employee acknowledges, however, that no specification in this Agreement of a particular legal or equitable remedy may be construed as a waiver of or prohibition against pursuing other legal or equitable remedies in the event of a breach of this Agreement by Employee.
          (c) Severability and Modification of Any Unenforceable Covenant. It is the parties’ intent that each of the covenants under this Section 5 be read and interpreted with every reasonable inference given to its enforceability. However, it is also the parties’ intent that if any term, provision or condition of the covenants is held to be invalid, void or unenforceable, the remainder of the provisions thereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is also the parties’ intent that if it is determined any of the covenants are unenforceable because of overbreadth, then the covenants shall be modified so as to make them reasonable and enforceable under the prevailing circumstances.
          (d) Tolling. In the event of the breach by Employee of any covenant set forth in Section 5(a) hereof, the running of the Restricted Period, as applicable, shall be automatically tolled and suspended for the amount of time that the breach continues, and shall automatically recommence when the breach is remedied so that the Company shall receive the benefit of Employee’s compliance with the covenants.
          (e) Definitions. For the purposes of this Section 5, the following terms are defined as follows:
               i. “Affiliate” means, with respect to any party, any corporation, limited liability company, partnership, joint venture, firm and/or other entity which Controls, is Controlled by or is under common Control with such party.
               ii. “Business” means the business of the Company as of the effective date of this Agreement, and any other business activity or service in which the Company is engaged or making an active effort to develop business as of the Termination Date.
               iii. “Control” means (i) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or participating assets entitled to vote for the election of directors; and (ii) in the case of non-corporate entities (such as individuals, limited liability companies, partnerships or limited partnerships), either (A) direct or indirect ownership of at least fifty percent (50%) of the equity interest, or (B) the power to direct the management and policies of the noncorporate entity.
               iv. “Covered Entity” means every Affiliate of Employee, and every business, association, trust, corporation, partnership, limited liability company, proprietorship or other entity in which Employee has invested (whether through debt or equity securities), or has contributed any capital or made any advances to, or in which any Affiliate of Employee has an ownership interest or profit sharing percentage, or a firm from which Employee or any Affiliate of Employee receives or is entitled to receive income, compensation or consulting fees in which Employee or any Affiliate of Employee has an interest as a lender (other than solely as a trade creditor for the sale of goods or provision of services that do not otherwise violate the provisions of this Agreement); provided, however, that only entities whose management decisions are influenced by Employee shall be considered Covered Entities for purposes of this Agreement. The agreements of Employee contained herein specifically apply to each entity which is presently a Covered Entity or which becomes a Covered Entity subsequent to the date of this Agreement, and in both cases is a Covered Entity at the time of the violation of Section 5. Notwithstanding anything contained in the foregoing provisions to the contrary, the term “Covered Entity” shall not include the Company or any subsidiary or affiliate of the Company.
               v. “Territory” means each and every state, county, city or other political subdivision or geographic location in the United States or in any other territory or jurisdiction outside of the United States, in each case in which the Company or any subsidiary or affiliate of the Company is engaged in the Business.
               6. Other Agreements. The parties further agree that:
               (a) Non-Disparagement. Employee agrees that he shall not publicly disparage, defame or criticize the Company, its subsidiaries, its affiliates and their respective affiliates, directors, officers, agents, partners, shareholders or employees. Nothing in this Section 6(a) shall have application to any evidence or testimony requested by any court, arbitrator or government agency.
               (b) Cooperation. Subject to Employee’s other business pursuits, including other employment, Employee agrees to cooperate fully and promptly with the Company in its efforts to prosecute or defend itself against any claim, suit, demand or cause of action (not brought by the Company against Employee or by Employee against the Company); provided that the Company shall be responsible for any reasonable and documented out-of-pocket costs or expenses associated with such cooperation (including reasonable attorneys’ fees).
               (c) Personal Expenses. Any personal expenses incurred by the Company on Employee’s behalf, including personal charges to any Company credit card (if any), shall promptly be reimbursed by Employee upon presentation by the Company.
               (d) Transfer of Company Property. On or before the Termination Date, Employee agrees to turn over to the Company any and all property, tangible or intangible, relating to its business, which he possessed or had control over at any time (including, but not limited to, Company-provided credit cards, building or office access cards, keys, computer or other business equipment, manuals, files, documents, records, software, employee database and other data), and that he shall not retain any copies, compilations, extracts, excerpts, summaries or other notes of any such manuals, files, documents, records, software, customer or employee database or other data files, memoranda, records, and other documents, and any other physical or personal property which are the property of the Company and which he had in his possession, custody or control, including any computers, cellular phones, PDAs or similar business equipment.
          7. Confidentiality. Except as may be required by law, neither Employee, his attorneys, nor any person acting by, through, under or in concert with them, shall disclose the terms of this Agreement to any individual or entity. It shall not be a violation of this provision, however, for Employee to advise his accountant or similar professional advisor owing a duty of confidentiality to Employee of the terms of this Agreement and the Released Matters contained herein.
          8. Dispute Resolution. Any controversy, claim, cause of action, in law or equity, or dispute involving the parties (or their affiliated persons or entities) directly or indirectly concerning this Agreement, or the subject matter thereof, including its enforcement, performance, breach, or interpretation, shall be resolved solely and exclusively by final and binding arbitration held in Larimer County Colorado by three (3) arbitrators in accordance with the rules of employment arbitration then followed by the American Arbitration Association or any successor to the functions thereof. The Company and Employee shall each select an arbitrator and the two (2) selected arbitrators shall select the third (3rd) arbitrator. The arbitrators shall apply Colorado law in the resolution of all controversies, claims and disputes and shall have the right and authority to determine how his or her decision or determination as to each issue or matter in dispute may be implemented or enforced. Any decision or award of the arbitrator shall be final and conclusive on the parties to this Agreement and their respective affiliates, and there shall be no appeal therefrom other than from gross negligence or willful misconduct. Notwithstanding the foregoing, claims regarding worker’s compensation and unemployment compensation benefits shall not be subject to arbitration under this Agreement. Each party in any such arbitration shall be responsible for its own attorneys’ fees, costs and necessary disbursement; provided, however, that if one party refuses to arbitrate and the other party seeks to compel arbitration by court order, if such other party prevails, it shall be entitled to recover reasonable attorneys’ fees, costs and necessary disbursements.
     The parties hereto agree that any action to compel arbitration pursuant to this Agreement may be brought in any appropriate state court in Colorado, and in connection with such action to compel, the laws of Colorado law shall control. Application may also be made to such court for confirmation of any decision or award of the arbitrator, for an order of the enforcement and for any other remedies which may be necessary to effectuate such decision or award. The parties hereto hereby consent to the jurisdiction of the arbitrator and of such court and waive any objection to the jurisdiction of such arbitrator and court.
     Notwithstanding the foregoing, the Company shall be entitled to seek injunctive relief, in any court of competent jurisdiction, to enforce this Agreement and this Section 8 shall not limit the right of the Company to seek judicial relief pursuant to Section 5(b) of this Agreement without prior arbitration.
          9. Miscellaneous. This Agreement together with the ARCIPD is the entire agreement between the parties with regard to the subject matter hereof. This Agreement shall be interpreted in accordance with the laws of Colorado and federal law where applicable. Whenever possible, each provision of this Agreement shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision shall be held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting the remainder of such provision or any of the remaining provisions of this Agreement. Employee acknowledges that there are no other agreements, written, oral or implied, and that he may not rely on any prior negotiations, discussions, representations or agreements. This Agreement may be modified only in writing, and such writing must be signed by both parties and recited that it is intended to modify this Agreement. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. In the event of any material breach of this Agreement, not cured within ten (10) days after written notice, the non-defaulting party shall have all rights and remedies available under law. Each party shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement, including, but not limited to, any such costs and expenses incurred by such party in connection with the negotiation, preparation, performance of and compliance with the terms of this Agreement (including, without limitation, the fees and expenses of legal counsel or other representatives).
          10. Right to Terminate Agreement. This Agreement may be terminated by Employee by written notice at any time prior to October 15, 2007; provided that nothing herein shall be construed to change the at-will nature of Employee’s employment.
[Signature page follows]

     IN WITNESS WHEREOF, the undersigned have caused this Separation Agreement to be duly executed and delivered as of the date indicated next to their respective signatures below.

DATED: 8-16, 2007	/s/ James Stewart

James Stewart

AVAGO TECHNOLOGIES LIMITED
DATED: 8-16, 2007

	By:	/s/ Hock E. Tan

Name: Hock E. Tan
Title: President
[Signature Page to Avago Technologies Limited Separation Agreement]